CERTIFICATE OF QUALIFIED PERSON

Persio Pellegrini Rosario, P.Eng.

Vice President of Processing, Metallurgy & Innovation

First Majestic Silver Corp.

925 West Georgia Street, Suite 1800

Vancouver, BC, Canada, V6C 3L2

I, Persio Pellegrini Rosario, P.Eng., am employed as Vice President of Processing, Metallurgy & Innovation with First Majestic Silver Corp. (First Majestic).

This certificate applies to the technical report entitled "Santa Elena Silver/Gold Mine, Sonora, Mexico, NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates" that has an effective date of December 31, 2020 (the Technical Report).

I am a graduate of the University of British Columbia, where, in 2003 and 2010, respectively, I obtained a Master in Applied Sciences (MASc) and the Doctor in Philosophy (PhD) degrees in Mineral Processing through the Mining and Mineral Processing Department.

I am a member of the Engineers and Geoscientists British Columbia (P.Eng. # 32355).

I have practiced my profession continuously since 2003 and acquired extensive experience in the design and optimization of mineral processing flowsheets through the elaboration and management of metallurgical test programs and the interpretation of their results. I have been involved in precious and base metal mine projects and operations in Mexico, Canada, the United States of America, Brazil, Chile, Peru, Argentina, and Russia.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101).

I carried out two site inspections of the Santa Elena Silver/Gold Mine in 2018. My most recent site visit and inspection was on the 26th and 27th of June 2018.

I am responsible for sections 1.8, 1.11, 1.16.6 to 1.16.10, 13, 17, 25.5, 25.10, 26.1.6 to 26.1.8 and 26.2 of the Technical Report.

I am not independent of First Majestic as that term is described in Section 1.5 of NI 43-101.

I have been involved with the Santa Elena Silver/Gold Mine overseeing technical and operational aspects including processing and metallurgy, since joining First Majestic in January 5, 2021. Prior to that, I had been involved in modernization and expansion projects since May 2018 to December 2020, as a technical consultant for First Majestic.

I have read NI 43-101, and the sections of the Technical Report for which I am responsible have been prepared in compliance with that Instrument.

As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

"Signed and sealed"

Persio Pellegrini Rosario, P.Eng.

Dated: March 17, 2021